CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F (the "Annual Report") of HIVE Digital Technologies Ltd. (the "Company") of our report dated June 25, 2025, relating to the Company's consolidated financial statements for the years ended March 31, 2025, and 2024 which are filed as an exhibit to the Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-2782395) of the Company of our report dated June 25, 2025, referred to above. We also consent to the reference to us under the heading "Interests of Experts," which appears in the Annual Information Form filed as Exhibit 99.1 to this Annual Report on Form 40- F and is also incorporated by reference in such Registration Statement.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

June 25, 2025